222 Kearny Street, Suite 550

San Francisco, CA 94108

January 11, 2007

VIA EDGAR AND FACSIMILE

Mr. Hugh Fuller

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	InterSearch Group, Inc. Registration Statement

on Form SB-2 (File No. 333-137602)

Dear Mr. Fuller:

On behalf of InterSearch Group, Inc. (the “Company”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request withdrawal of the Company’s registration statement (File No. 333-137602), including all amendments and exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2006.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also confirms that neither the Company nor any person acting on its behalf will commence a private offering earlier than 30 calendar days after the effective date of withdrawal of the Registration Statement, and, if and when a private offering is made, the Company will notify each offeree in the private offering that (i) the offering is not registered under the Act, (ii) the securities will be “restricted securities” (as that term is defined in Rule 144(a)(3) under the Act) and may not be resold unless they are registered under the Act or an exemption from registration under the Act is available, (iii) purchasers in the private offering do not have the protection of Section 11 of the Act, and (iv) a registration statement for an abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless,

Mr. Hugh Fuller

Securities and Exchange Commission

January 11, 2007

within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s counsel, Carolyn T. Long at Foley & Lardner LLP, at (813) 221-4210. If you have any questions regarding this application for withdrawal, please contact Mrs. Long at (813) 225-4177.

Very truly yours, InterSearch Group, Inc.

/s/ Daniel M. O’Donnell
Daniel M. O’Donnell President and Chief Executive Officer